UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Open Joint Stock Company
"Vimpel Communications"

File No. 5-48091 - CF# 24224

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Eco Telecom Limited and Altimo Holdings & Investments Limited submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on November 14, 2008 relating to the beneficial ownership of shares of common stock of Open Joint Stock Company "Vimpel Communications."

Based on representations by Eco Telecom Limited and Altimo Holdings & Investments Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1	through October 29, 2010
Exhibit 99.2	through October 29, 2010
Exhibit 99.3	through October 29, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele Anderson
Chief, Office of Mergers and Acquisitions